Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

PG545 Data Presented at American Association of Cancer Research (AACR) Conference

Brisbane, Australia, 8 April 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) today announced that new data on PG545, a novel oncology drug candidate which targets the tumour microenvironment, will be presented at the American Association of Cancer Research in San Diego, U.S.A.

Findings from the study “The utility of plasma vascular endothelial growth factor and heparanase as pharmacodynamic markers following treatment with PG545, a heparan sulfate mimetic: preliminary evidence from preclinical and clinical settings” (Abstract# 3695) will be presented in the Experimental and Molecular Therapeutics 25 session on Tuesday 8 April 2014 from 8:00am to 12:00pm (PST).

Director of Drug Development, Dr Keith Dredge, said that the presentation focuses on data generated using ovarian cancer models by both Progen scientists and Mayo Clinic academic collaborators, in addition to preliminary clinical data in patients with advanced solid tumours. In these studies, the changes in specific biomarkers obtained from blood samples were investigated following treatment with PG545.

“We show that administration of PG545 is associated with changes in specific biomarkers, namely vascular endothelial growth factor and heparanase. These are considered the primary drug targets of PG545 so this is the first evidence of robust changes to these markers in blood samples and supports the notion that PG545 is affecting its desired pharmacological targets.”

He added that “In models of ovarian cancer, these biomarker changes are associated with anti-cancer activity. So, we are greatly encouraged to observe similar changes in a small cohort of patients that were treated with PG545 from a previous clinical trial. Although preliminary, we hope that these biomarkers can be utilised to monitor response to PG545 treatment and ultimately assist in identifying the optimum therapeutic dose”.

Heng Tang, Acting Managing Director added that “We are encouraged by these new findings and look forward to investigating whether this biological change translates into a clinical benefit as the clinical development of PG545 moves forward.”

PG545 recently commenced Phase I trials in advanced cancer patients in Australia.

The presentation will be available on Progen’s website shortly.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.